(212) 318-6906
michaelzuppone@paulhastings.com

July 18, 2006	58278.00002
VIA EDGAR AND BY COURIER
Ms. Jennifer Gowetski
Mr. Michael McTiernan
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Crystal River Capital, Inc.
Registration Statement on Form S-11 (333-130256)
Registration Statement on Form S-11 (333-130257)
Ladies and Gentlemen:
On behalf of our client, Crystal River Capital, Inc., a Maryland corporation (“Crystal River”), we are submitting three copies of Amendment No. 4 to Crystal River’s Registration Statement on Form S-11 (File No. 333-130256) relating to the primary offering by Crystal River of up to $303,485,000 of its Common Stock, par value $0.001 per share (the “Primary Form S-11”). We have submitted three copies of Amendment No. 4 to the Primary Form S-11 (the “Amendment”) that have been marked to show changes from Amendment No. 3 to the Primary Form S-11 as filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2006 and three copies of the Amendment that have been marked to show changes from Amendment No. 2 to the Primary Form S-11 as filed with the Commission on May 15, 2006. The Amendment was transmitted for filing with the Commission via EDGAR on the date hereof.

Securities and Exchange Commission
July 18, 2006

The Amendment reflects the following changes to Amendment No. 3 (the “Prior Amendment”):
1.	The selling stockholder table has been finalized. Certain of the stockholders listed in the Prior Amendment have withdrawn their shares from the offering. As a result of these withdrawals, the Issuer has elected to issue and sell shares of its common stock to cover any shortfall in the offering. The Amendment has been revised to reflect these changes.

2.	The New York Stock Exchange has authorized the listing of the Issuer’s common stock, subject to notice of issuance. The Amendment has been revised to reflect this authorization.

3.	The fee table has been updated to reflect the payment of registration fees for the maximum size of the offering based on the upper end of the pricing range contained in the prospectus.

4.	The discussion of the credentials of the Chairman of the Issuer’s Strategic Advisory Committee has been revised to reflect his current board service.
If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6906 or my colleague, Jon Tyras, at (212) 318-6662.
Sincerely,
/s/ Michael L. Zuppone
Michael L. Zuppone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosures

cc:	Clifford E. Lai
Daniel S. Kim
Michael R. Rosella
Jon C. Tyras